UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2013

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Names Jim Gentilcore Chief Executive Officer

Industry Veteran Has Deep Knowledge of Edwards as Long-Term Board Member

Crawley, West Sussex, United Kingdom — February 26, 2013 — Edwards Group Limited (NASDAQ: EVAC) today announced that long-term Board member Jim Gentilcore has been named Chief Executive Officer, effective March 1, 2013.  He succeeds Matthew Taylor, who has resigned by mutual agreement with Edwards’ Board of Directors.

A respected industry veteran, Mr. Gentilcore, 60, has three decades of experience growing technology companies and has served as an independent member of the Edwards Board of Directors since 2007.  He has held numerous senior executive positions in the technology industry throughout his career, including most recently serving as Chief Executive Officer of EPAC Technologies Inc., a leader in logistics solutions for technology companies, from 2009 to 2011.   Prior to that, he was Chief Executive Officer of vacuum technology company Helix Technology Corporation where in 2005 he led the company’s strategic merger with Brooks Automation Inc. and subsequently served as Chief Operating Officer of the combined company.  Mr. Gentilcore will remain a Director of Edwards.

Nick Rose, Chairman of the Board, said, “Jim Gentilcore is a seasoned leader with deep knowledge of Edwards, our strategy and our industry — and we are pleased that he is prepared to step in at this juncture in the Company’s development.  Jim’s insights from a successful career operating a range of technology companies, coupled with his experience as a member of our Board, equip him extremely well to drive Edwards’ strategic initiatives and growth plans.”

Mr. Rose continued, “As our results announcement demonstrates, Edwards is performing well and has many opportunities ahead that require disciplined execution of our plan.  The Board is grateful to Matthew Taylor for all of his good work in bringing the Company to its current position of strength.  We wish him well in his future endeavors.”

Mr. Gentilcore said, “It has been a privilege to serve as a member of Edwards’ Board for the last six years, and I look forward to an expanded role in the period ahead.  As our results announced today attest, Edwards continues to deliver solid financial performance driven by our ability to offer cutting-edge technologies and products to meet the needs of our global customers.  I will work closely with the Company’s talented management team and employees to ensure that Edwards builds on its leadership position, broad range of differentiated products and outstanding customer service to succeed in our dynamic marketplace in the years ahead.”

Mr. Taylor said, “I’m extremely proud of Edwards’ accomplishments in the past two years, especially the successful initial public offering last year.  As we announced today, we beat our guidance in the fourth quarter and the positive momentum we saw in December has continued into the new year. Edwards is stronger and better positioned than ever, and I wish Nick, Jim and the entire Company continued success as I pursue the next phase of my career.”

Edwards today also announced its fourth quarter financial results, which are available at http://investors.edwardsvacuum.com/.

About Edwards

Edwards is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services for the manufacture of semiconductors, flat panel displays, LEDs and solar cells and a leader in vacuum technology for industrial, pharmaceutical, chemical, scientific, process, glass coating and food packaging industries as well as a wide range of R&D applications.

Edwards has over 3,300 full-time employees and over 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations:

Ross Hawley

Head of Investor Relations

Edwards

+44 (0)1293 528844 investors@edwardsvacuum.com

Monica Gould

The Blueshirt Group

+1 212 871-3927 monica@blueshirtgroup.com

Forward Looking Statements

Cautionary Statement Concerning Forward Looking Statements

This release includes forward-looking statements, beliefs or opinions, including statements with respect to our business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company’s control and all of which are based on management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. They appear in a number of places throughout this release and include statements regarding the intentions, beliefs or current expectations of management with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which the Company operates, most of which are difficult to predict and many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, the following: conditions in the global credit markets and the economy, including volatile conditions in Europe; capital expenditure cycles in the semiconductor and emerging technologies (FPD, Solar PV and LED) manufacturing industries; the Company’s ability to forecast demand for its products and services; growth in various end-markets; the Company’s ability to maintain existing customer relationships; the Company’s ability to timely and successfully develop and commercialize new products; the Company’s ability to meet customers’ quality standards, specifications, process-related performance requirements or delivery schedules; maintenance of the efficiency of the Company’s supply chain, the prices of its components and the capacity of its manufacturing operations; the Company’s ability to realize expected benefits from its restructuring program or future investments; the Company’s ability to retain key management and recruit and retain highly skilled and technical employees; reliance on proprietary and non-proprietary technology and processes;  competition in the Company’s markets; risks associated with doing business internationally;  fluctuations in foreign exchange rates; environmental and health and safety liabilities, regulatory compliance and expenditures; work stoppages or other labor disputes; and risks associated with the Company’s level of financial indebtedness and operating and financial restrictions in the First Lien Credit Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2013	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay

	Name:	ADAM RAMSAY

	Title:	LEGAL DIRECTOR